Exhibit 99.1

Luda Technology Group Signed Non-Binding MOU to Evaluate Proposed Acquisition of mining rights in the Jonsh Tolgoi Fluorspar Project in Mongolia

Hong Kong, Oct. 13, 2026 (GLOBE NEWSWIRE) --Luda Technology Group Limited (NYSE American: LUD) (the “Company” or “Luda Technology”), a manufacturer and trader of stainless steel and carbon steel flanges and fittings products, today announced that it has entered into a non-binding, non-exclusive memorandum of understanding (the “MOU”) with Chuluut-International LLC (“Chuluut-International”) to evaluate the proposed acquisition of 100% of the legally transferable mining rights and related interests in the Jonsh Tolgoi fluorspar project (the “Project”).

The proposed acquisition is intended to support Company’s strategy to expand beyond its established metals manufacturing business into advanced industrial and technology supply chains by leveraging its extensive global agency network and strong supply chain management capabilities. Fluorspar (calcium fluoride) is the main commercial source of fluorine. It is used as a flux in steel making and in aluminium production. Acid-grade fluorspar is the feedstock for hydrofluoric acid, which is used to make fluorochemicals, fluoropolymers, refrigerants and cooling fluids, lithium-ion battery materials, and high-purity chemicals for semiconductor manufacturing. The Company believes the Project could provide a foundation for participating in supply chains for these products, which serve technology, manufacturing, energy-storage, and infrastructure markets.

The proposed transaction forms part of the Company’s broader strategy to expand beyond its established metals manufacturing business into critical and advanced materials, data center and AI computing infrastructure, and other emerging technology opportunities across Asia. In addition to evaluating the Project, the Company is actively seeking other mining acquisition opportunities in Mongolia that could strengthen its access to strategic materials and complement its planned expansion into computing infrastructure. The Company intends to pursue these opportunities in a disciplined manner by leveraging its global agency network, supply chain management capabilities and experience serving industrial markets.

As a complementary commercial initiative, the Company also plans to trade mineral products produced by third-party mining operations in Mongolia for sale into China. The Company believes this trading activity could diversify its revenue sources, deepen its commercial relationships in Mongolia and China, and provide practical market experience while it evaluates longer-term mining investments. The commencement and development of this activity will depend on the Company establishing suitable supplier, customer, logistics and regulatory arrangements, and there can be no assurance that it will generate the anticipated commercial benefits.

Ma Biu, Chairman and Chief Executive Officer of Luda Technology, commented: “Fluorspar is a critical mineral that connects the steel industry we already serve with the chemical, battery, semiconductor and cooling technologies that modern infrastructure, including data centers, depends on. This MOU gives us a structured basis to evaluate the Project through thorough due diligence before making any commitment. We are also evaluating other mining acquisition opportunities in Mongolia and intend to explore the trading of mineral products produced in Mongolia for sale into China. We believe these initiatives could diversify our sources of revenue, expand our regional supply chain capabilities and provide experience that supports our broader strategy. We intend to proceed in a disciplined, step-by-step manner.”

About the Jonsh Tolgoi Fluorspar Project

The Jonsh Tolgoi fluorspar project is located in Bayandelger soum, Tov province, Mongolia. The records supplied to the Company refer to special permits MV-012214, MV-006506, and MV-016834, and identify Chuluut-International as the holder and project implementer. According to the supplied records, the mining license (Permit No. 6506A, Special Permit Certificate No. MV-006506) covers a stated mine area of approximately 27 hectares. The supplied 2019 technical and economic basis describes an open-pit fluorspar mine and beneficiation project that uses flotation to produce FF-97 grade fluorspar concentrate. A state commission act in the supplied records accepts the open-pit mine into operation and refers to a projected capacity of 9.0 thousand tonnes per year.

The Company has not independently verified this historical information and is not treating it as a current mineral resource or mineral reserve estimate. This information is not presented as, and should not be relied on as, a current mineral resource or mineral reserve estimate under Subpart 1300 of Regulation S-K. No qualified person (as defined under Subpart 1300) has reviewed or verified this historical information on the Company’s behalf, and no assurance can be given that subsequent verification or exploration work will confirm the historical data or result in the delineation of mineral resources or mineral reserves. All information about mineral rights, resources, reserves, production potential, facilities and project economics remains subject to independent due diligence.

Transaction Overview

The MOU is non-binding in its entirety, including its provisions on non-exclusivity, confidentiality, announcements, costs, compliance and the indicative closing date. It is also non-exclusive, and either party may discuss or enter into arrangements with third parties about the Project. The MOU does not oblige either party to negotiate, sign definitive agreements or complete a transaction, and either party may withdraw at any time without liability. No deposit, break fee or other advance payment is payable under the MOU. The parties currently aim to close any agreed transaction on or before April 30, 2027. This date is an indicative target only and may be extended, changed or abandoned.

The acquisition would be a direct transfer of the relevant mining rights. For discussion purposes, the parties have referenced an indicative consideration of US$14.0 million, currently expected to be paid in cash. This is not a fixed purchase price and may be revised. Any transaction depends on due diligence, definitive agreements, Mongolian governmental and regulatory approvals, financing if required, and other conditions. There can be no assurance that definitive agreements will be signed or that any transaction will be completed, on the indicative terms or at all.

About Luda Technology Group Limited

Luda Technology Group Limited is a manufacturer and trader of stainless steel and carbon steel flanges and fittings products. The Company’s history began with Luda Development Limited, incorporated in Hong Kong in 2004 and principally engaged in trading steel flanges and fittings. The Company also trades steel pipes, valves, and other steel tubing products and serves customers in China and international markets.

The Company is evaluating opportunities to expand into critical and advanced materials, data center and AI computing infrastructure, and related supply chain activities. It is also evaluating additional mining acquisition opportunities in Mongolia and potential arrangements to trade mineral products produced by third-party mining operations in Mongolia for sale into China. The Company has no prior operating history in mining and does not currently employ personnel with mining expertise. Any acquisition of mining rights or development of a mining project would require the Company to retain qualified technical personnel and consultants, obtain required permits, and make substantial additional capital investments, and there can be no assurance that the Company would be successful in doing so.

For more information, please visit Luda Technology’s official website at www.ludahk.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. They include statements about the proposed acquisition, the indicative consideration, the targeted closing date, the Project’s characteristics and potential, the Company’s evaluation of additional mining acquisition opportunities in Mongolia, its proposed trading of mineral products from Mongolia into China, its proposed investments in the data center and AI computing infrastructure market, and its broader business, diversification and commercialization strategies. Words such as “may,” “will,” “expect,” “intend,” “plan,” “believe,” “target,” “potential,” and similar expressions identify forward-looking statements. These statements are based on current expectations and involve risks and uncertainties, including:

●	the non-binding and non-exclusive nature of the MOU

●	the results of due diligence

●	the ability to agree and sign definitive agreements

●	confirmation of title and transferability

●	receipt of Mongolian governmental and regulatory approvals

●	the availability of financing

●	the unverified nature of the Project information

●	fluorspar market conditions

●	regulatory, political and economic conditions in Mongolia, China and elsewhere

●	mineral resources or mineral reserves have been established in accordance with Subpart 1300 of Regulation S-K

●	other risks described in the Company’s filings with the U.S. Securities and Exchange Commission

●	the Company’s ability to identify, evaluate and acquire additional mining assets in Mongolia

●	the availability, quality, pricing and marketability of mineral products sourced from third-party mining operations

●	the Company’s ability to establish supplier, customer, logistics and distribution arrangements for mineral trading

●	import, export, customs, foreign-exchange and other regulatory requirements in Mongolia and China

●	commodity-price volatility and demand for mineral products

●	counterparty, credit, transportation and supply chain risks

●	the Company’s limited operating experience in mining and mineral-product trading

●	the possibility that the proposed initiatives may not generate revenue or achieve the expected diversification benefits

Actual results may differ materially. The Company has no prior mining operating history and would need to retain qualified personnel and make substantial additional investments to develop a ming project. Forward-looking statements also include the proposed investment in data center, AI computing infrastructure market, and the Company’s business strategy. These statements are based on the Company’s current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. The Company undertakes no obligation to update any forward-looking statement except as required by law. Investors are cautioned not to place undue reliance on these forward-looking statements.

Luda Technology Investor Relations
Email: ir@ludahk.com

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